Mail Stop 4561

July 11, 2007

Craig Nagasugi
Chief Executive Officer
Digital Learning Management Corp.
680 Langsdorf Drive
Suite 203
Fullerton, CA 92831

Re: **Digital Learning Management Corporation**
       Preliminary Proxy Statement on Schedule 14A
       Filed on June 26, 2007
       File No. 0-26293

Dear Mr. Nagasugi:

        We have limited review of the above-referenced filing to matters concerning the share exchange agreement and the reverse stock split and we have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have on any aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Summary Term Sheet for Proposal 3, page 9

1. Please revise the proxy statement so that the summary term sheet begins on the first or second page of the disclosure document. See Item 14(b)(1) of Schedule 14A and Item 1001 of Regulation M-A.

New Management, page 14

2. Please clarify whether the nominees that Yongxin will appoint to the board will replace any of the directors currently serving on the board. If so, and to the extent known, please identify any board members whose terms of service will end as a result of the share exchange, if approved. If you do not have this information at this time, please advise as to when you expect to be able to provide this information and what steps will have to be taken before the post-transaction directors are named. Please refer to Note A to Schedule 14A. To the extent this transaction will result in the selection of new directors, the information required by Item 7 of Schedule 14A and Item 401 of Regulation S-K should be provided with respect to those directors who will assume office as a consequence of the matter being voted upon.

The Reasons for Engaging in the Agreement, page 14

3. Please expand the summary to better describe the company's proposed business after the share exchange, if approved. Your statements to the effect that Yonxin represents "a new or supplemental business" opportunity are unclear in this regard. It appears that you will continue the online e-Learning business in addition to the unrelated business of Yongxin, which involves the sale, both wholesale and retail, of medicines throughout China. Please explain the structure and purpose of this dual business focus and whether you intend to continue both businesses side by side in the long-term or whether you intend eventually to phase out the e-Learning business.

Proposal 1: Approval of Reverse Split of Common Stock, page 15

4. We note that because you do not intend to reduce the number of authorized shares the reverse split will have the effect of increasing the number of authorized and unissued shares. We note further that you have included a table on page 17 showing the effect of the reverse split on your capitalization. However, the table indicates that after the reverse split you will have approximately 69 million shares authorized and reserved and no shares authorized and unreserved. Please clarify what you intend by the reference to "authorized and reserved" shares. To the extent you will have shares authorized and unreserved, please disclose this in this table. Include a brief discussion of your plans for the reserved shares and revise the table as appropriate.

5. Further, with regard to the effective increase in authorized shares, please state whether the company has any current plans, proposals or arrangements to issue the additional shares. For instance, in light of Proposal 3, please include a discussion of the shares to be issued in connection with the purchase the shares of Yongxin. If you have no current plans, proposals or arrangement to issue shares,

other than the with respect to the Yongxin transaction, please include an affirmative statement to this effect.

6. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to the NASD.

Proposal 3: Share Exchange Agreement, page 18

7. As the share exchange agreement falls under paragraphs (2) and (3) of Item 14 of Schedule 14A, and it appears that you are attempting to comply with Item 14, please revise the document to include a complete discussion of the negotiations and terms of the share exchange agreement. See paragraph (b)(7) of Item 14. In this regard, we note your disclosure in response to Item 1005 of Regulation M-A that there were no past contacts, transactions, negotiations or agreements. Note that Item 1005(b) requires that you describe any negotiations or material contacts during the past two years between you and the company to be acquired and that you identify the person who initiated the negotiations or contacts. Your disclosure should include therefore a discussion of the negotiations that resulted in the agreement to acquire Yongxin based upon the proposed economic terms. Please revise the sections titled Background of the Agreement, Past Contacts, Transactions or Negotiations and the like to provide a materially complete description of how the share exchange was initiated and of the negotiation process that led to the final terms of the agreement. To the extent other terms were considered and counterproposals made, they should be included in the discussion of the negotiation process.

8. Please provide the disclosure required for Digital Learning and Yongxin as required by Items 14(c)(1) and (c)(2) of Schedule 14A and Parts B and C of Form S-4, respectively. Specifically, please include management's discussion and analysis for both parties and provide the financial statements for Digital Learning.

9. We note that although you have provided financial information for Yongxin, you have not provided the pro forma and other financial information responsive to Items 14(b)(8) - (10) of Schedule 14A. Please revise to provide this information.

Effects of the Agreement, page 20

10. Please clarify the nature and potential impact of the concern expressed in paragraph C relating the regulation of business operations in China by non-Chinese nationals and/or the ownership of offshore companies doing business in China by Chinese nationals in light of the anticipated change of control. Given

this condition to closing, your disclosure in the summary term sheet regarding regulatory approvals appears to be incomplete. Please revise or advise.

11. Please provide the information required by Item 6(d) of Schedule 14A and Item 403 of Regulation S-K in a section of the proxy statement that is properly titled. The security ownership table should provide information regarding existing ownership by all directors and nominees, naming them; each of the named executive officers; directors and executive officers as a group, without naming them; and any person or entity owning more than five percent of any class of your voting securities. The table should also reflect how the ownership will change after the share exchange, if approved. In this regard, the table you have provided on page 21 should be relocated to form part of the security ownership information and you should revise that disclosure to identify the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by each of those entities. Locating all of the information relating to security ownership before and after the transaction will help to facilitate shareholder understanding of the impact of the transaction on the company.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Except for above-cited matter, we have not and do not intend to conduct any review of the proxy statement. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions you may have to Maryse Mills-Apenteng at (202) 551-3457 or, in her absence, to the undersigned at (202) 551-3462. If you still require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: 561-514-0832
Laura Anthony, Esq.
Legal and Compliance, LLC